The Shift Film
Published by Angel Studios ⦿ · October 18 at 2:40 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.




GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



The Shift Film

Published by Angel Studios · October 18 at 2:35 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



The Shift Film
Published by Angel Studios  · October 18 at 2:45 PM · 🌐

...

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





The Shift Film
Sponsored ·

Creators Brock Heasley and Orlando J. Gomez will divulge a secret of astronomical proportions! Dare we say we feel a shift in the air…

The Shift creators are doing a new thing: creating sci-fi where faith is a key component. This feature film will be an uplifting, faith-based/sci-fi story about the struggle to maintain faith in God in the midst of great trials. It will be a film with universal appeal that crosses over into audiences of all backgrounds.

Go to https://invest.angel.com/theshift to learn more.



LIVESTREAM
RELEASING SOMETHING BIG
Thursday October 21 · 5pm PDT
Brock Heasley
Orlando J. Gomez
the SHIFT

THU, OCT 21

The Shift: A Tale of Resilience and Faith (Plus…

INTERESTED